                                               Filed Pursuant to Rule 424(b)(5)
                                                    Registration No. 333-45415


      WE WILL AMEND AND COMPLETE THE INFORMATION IN THE PROSPECTUS SUPPLEMENT. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING BASE PROSPECTUS ARE PART OF AN EFFECTIVE REGISTRATION STATEMENT FILED WITH THE SEC. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING BASE PROSPECTUS ARE NOT OFFERS TO SELL THESE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL.

                   SUBJECT TO COMPLETION, DATED JULY 24, 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS SUPPLEMENT

JULY   , 2000
(TO PROSPECTUS DATED MARCH 27, 1998)

                           [AXA FINANCIAL, INC. LOGO]

                                     [LOGO]

                                  $400,000,000

                            % SENIOR NOTES DUE

--------------------------------------------------------------------------------

THE COMPANY:                                          THE SENIOR NOTES AND THE OFFERING:
AXA Financial, Inc.                                   - Maturity:
1290 Avenue of the Americas                           - Interest Rate:
New York, New York 10104                              - Interest Payments: Semi-annually on
(212) 554-1234                                          and           , commencing on           , 2001
                                                      - Closing:           , 2000

SEE "RISK FACTORS" BEGINNING ON PAGE S-7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SENIOR NOTES.

---------------------------------------------------------------------------------------------
                                                             Per Senior Note        Total
---------------------------------------------------------------------------------------------
Public offering price(1)                                        %               $
Underwriting fees
Net proceeds to AXA Financial
---------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from           , 2000.

--------------------------------------------------------------------------------
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED ANY OF THE SECURITIES OFFERED BY THIS PROSPECTUS SUPPLEMENT OR THE ATTACHED PROSPECTUS OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ATTACHED PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We expect that the Senior Notes will be ready for delivery in book-entry form
through The Depository Trust Company, on or about             , 2000.
--------------------------------------------------------------------------------

                          DONALDSON, LUFKIN & JENRETTE

                               ------------------

                         BANC OF AMERICA SECURITIES LLC

                               ------------------

CHASE SECURITIES INC.

                           CREDIT SUISSE FIRST BOSTON

                                                                 UBS WARBURG LLC
                               ------------------

BANC ONE CAPITAL MARKETS, INC.

                               ROBERTSON STEPHENS

                                                            SALOMON SMITH BARNEY

                               TABLE OF CONTENTS

                                                              PAGE
                      PROSPECTUS SUPPLEMENT

AXA Financial...............................................   S-3
Recent Developments.........................................   S-5
Risk Factors................................................   S-7
Use of Proceeds.............................................   S-8
Capitalization..............................................   S-9
Ratio of Earnings to Fixed Charges..........................  S-10
Selected Consolidated Financial Data........................  S-11
Description of the Senior Notes.............................  S-16
Underwriting................................................  S-19
Legal Opinions..............................................  S-20
ERISA Matters...............................................  S-20

                            PROSPECTUS

Available Information.......................................     2
Incorporation of Certain Information by Reference...........     2
The Equitable...............................................     4
Use of Proceeds.............................................     4
Ratios of Earnings to Fixed Charges and Earnings to Combined
  Fixed Charges and Preferred Stock Dividends...............     4
Description of Debt Securities..............................     5
Plan of Distribution........................................    14
Legal Matters...............................................    15
Experts.....................................................    16

                                 AXA FINANCIAL

     For the purposes of this prospectus supplement, the term "AXA Financial" refers to AXA Financial, Inc. and its subsidiaries. Our name changed on September 3, 1999 from "The Equitable Companies Incorporated" to AXA Financial, Inc.

     AXA Financial is a diversified financial services organization offering a broad spectrum of insurance, investment banking and asset management services. We are one of the world's largest asset managers, with total assets under management of approximately $497.46 billion at March 31, 2000. Our financial advisory and insurance business is conducted principally by our wholly-owned subsidiaries, AXA Advisors, LLC, AXA Network, LLC, and The Equitable Life Assurance Society of the United States ("Equitable Life") and its subsidiaries. Our investment banking and brokerage business is conducted by Donaldson, Lufkin & Jenrette, Inc. ("DLJ"), in which we owned on a consolidated basis at March 31, 2000 an approximate 69.5% interest. Our investment management business is conducted by Alliance Capital Management L.P. ("Alliance"), in which we owned, on a consolidated basis at March 31, 2000, an approximate 56.5% interest and, as of that date, on a pro forma basis for the transactions discussed below under "Recent Developments -- Alliance Agreement to Acquire Sanford C. Bernstein," an approximate 52.9% interest.

     Our unsecured long-term debt is rated A+ by Standard & Poor's Corporation (5th highest rating of 22), A2 by Moody's Investors Service (6th highest rating of 21) and A+ by Fitch Investors Services, Inc. (5th highest rating of 24).

     AXA, a French holding company of an international group of insurance and related financial service companies, is our largest shareholder, beneficially owning (together with certain of its affiliates) at March 31, 2000 approximately 60.5% of the outstanding shares of our common stock.

FINANCIAL ADVISORY/INSURANCE

     Our Financial Advisory/Insurance segment offers a variety of traditional, variable and interest-sensitive life insurance products, variable and fixed-interest annuity products, mutual fund and other investment products and asset management services to individuals, small groups, small and medium-size businesses, state and local governments and not-for-profit organizations, as well as financial planning services to individuals. It also administers traditional participating group annuity contracts with conversion features, generally for corporate qualified pension plans, and association plans which provide full service retirement programs for individuals affiliated with professional and trade associations. This segment includes separate accounts for individual and group insurance and annuity products. The Financial Advisory/Insurance segment accounted for approximately $4.34 billion or 32.5% of total segment revenues for the year ended December 31, 1999 and approximately $1.19 billion or 28.3% of total segment revenues for the three months ended March 31, 2000. Financial Advisory/Insurance segment products are marketed on a retail basis in all 50 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands by AXA Advisors, a broker-dealer, and AXA Network, an insurance general agency through more than 7,500 financial professionals. In addition, Equitable Distributors, Inc., a broker-dealer subsidiary of Equitable Life, distributes Equitable Life products on a wholesale basis through major securities firms, other broker-dealers and banks. Association plans are marketed directly to clients by Equitable Life. As of December 31, 1999, the Financial Advisory/Insurance segment had more than three million policy and contract holders. Equitable Life, which was established in the State of New York in 1859, is among the largest life insurance companies in the United States.

     The claims-paying or financial strength rating of Equitable Life is AA from Standard & Poor's Corporation (3rd highest rating of 18), Aa3 from Moody's Investors Service, Inc. (4th highest rating of 19), AA from Fitch Investors Service, Inc. (3rd highest rating of 26), and A+ from A.M. Best Company, Inc. (2nd highest rating of 13).

INVESTMENT BANKING AND BROKERAGE

     The Investment Banking and Brokerage segment, which includes DLJ, a leading integrated investment and merchant bank, serves institutional, corporate, governmental and individual clients both domestically and internationally. DLJ's businesses include securities underwriting, sales and trading; merchant banking; financial advisory services; investment research; venture capital; correspondent brokerage services; securities lending; online interactive brokerage services; and asset management and other advisory services. Investment Banking and Brokerage revenues, which amounted to approximately $7.15 billion for the year ended December 31, 1999, or 53.7% of total segment revenues and approximately $2.50 billion or 59.4% of total segment revenues for the three months ended March 31, 2000, consist primarily of commissions, underwriting spreads, fees on merger and acquisition, private placement, asset management and other advisory services, principal transactions (both trading and investment revenues) and other (primarily dividends and miscellaneous transaction revenues).

     At March 31, 2000, AXA Financial owned approximately 69.5% of DLJ's common stock. Assuming full vesting of restricted stock units and full exercise of all outstanding options, AXA Financial would own approximately 55.0% of DLJ's common stock. In 1999, DLJ issued a new class of DLJ common stock to track the performance of DLJdirect, its online brokerage business, selling shares representing an approximately 18% interest in DLJdirect's financial performance.

     DLJ conducts its business through four principal operating groups: the Banking Group, the Equities Group, the Fixed Income Group, and the Financial Services Group. DLJ's Banking Group (which includes Investment Banking, Merchant Banking and the Sprout Group) is a major participant in the raising of capital for and the providing of financial advice to companies throughout the United States and in Europe, Asia and Latin America. The Equities Group provides domestic and foreign institutional clients with global research, trading and sales services in United States listed and over-the-counter equities, and foreign equities trading in the United States, Europe and Asia. The Fixed Income Group provides institutional clients with research, trading and sales services for a broad range of fixed-income products, and distributes fixed-income securities in connection with offerings underwritten by DLJ. The Financial Services Group provides a broad array of services to individual investors and the financial intermediaries that represent them.

INVESTMENT MANAGEMENT

     The Investment Management segment, which includes Alliance, one of the nation's largest investment advisors, provides diversified investment management services to Equitable Life and its insurance subsidiary and to a variety of institutional clients, including corporate and public employee pension funds, endowments, foundations and other domestic and foreign financial institutions as well as to high net worth individuals and, through various investment vehicles, to individual investors. This segment includes institutional separate accounts of Equitable Life which provide various investment options for large group pension clients, primarily defined benefit contribution plans, through pooled or single group accounts. Through June 10, 1997, the segment also includes the results of Equitable Real Estate Investment Management, Inc., which provided real estate investment management services, property management services, mortgage servicing and loan asset management as well as agricultural investment management services. The Investment Management segment accounted for approximately $1.87 billion or 14.0% of total segment revenues for the year ended December 31, 1999, and approximately $549.5 million or 13.1% of total segment revenues for the three months ended March 31, 2000. In recent years, rapid growth in sales of mutual funds by Alliance to individuals and retail clients has augmented the traditional focus on institutional markets.

     At March 31, 2000, Alliance had assets under management of approximately $394.25 billion (including $326.99 billion for third party clients), which consisted of approximately $205.0 billion from separately managed accounts for institutional investors and high net worth individuals and approximately $189.2 billion from mutual fund accounts. Alliance's greatest growth in recent years has been in products for individual investors, primarily mutual funds, which generate relatively high management and servicing fees as compared to fees charged to separately managed accounts.

     At a special meeting of the holders of units representing assignments of beneficial ownership of limited partnership interests ("Alliance Holding Units") in Alliance Capital Management Holding, L.P., formerly known as Alliance Capital Management L.P. ("Alliance Holding") held in September 1999, the holders of Alliance Holding Units approved both the transfer of Alliance Holding's business to Alliance, a newly formed, private limited partnership, in exchange for all units of Alliance (the "Reorganization") and the amendment and restatement of Alliance Holding's partnership agreement. In connection with the Reorganization, Alliance Holding offered to holders of Alliance Holding Units the opportunity to exchange Alliance Holding Units for units of limited partnership interest of Alliance ("Alliance Units") on a one-for-one basis. In October 1999, Alliance Holding transferred its business, assets and liabilities to Alliance pursuant to the Reorganization. At March 31, 2000, an Equitable Life subsidiary held 100,000 general partnership units of Alliance Holding and a 1% general partnership interest in Alliance. Through its subsidiaries, Equitable Life also held approximately 2% of the Alliance Holding Units. As of March 31, 2000, AXA Financial, Inc. did not own any Alliance Units directly, and, as of that date, Equitable Life and its subsidiaries held approximately 56.5% of the Alliance Units. As of March 31, 2000, AXA Financial, Inc. held directly, on a pro forma basis for the transactions discussed below under "Recent Developments -- Alliance Agreement to Acquire Sanford C. Bernstein," 13.3% of the Alliance Units. As of March 31, 2000, these combined holdings represented an approximate 56.5% economic interest in Alliance's operations and, as of that date, on a pro forma basis for the transactions discussed below under "Recent Developments -- Alliance Agreement to Acquire Sanford C. Bernstein," represented an approximate 52.9% economic interest in Alliance's operations.

                              RECENT DEVELOPMENTS

ALLIANCE AGREEMENT TO ACQUIRE SANFORD C. BERNSTEIN

     On June 20, 2000, Alliance issued a press release announcing that it had entered into a definitive agreement with Sanford C. Bernstein Inc. ("SCB"), pursuant to which Alliance agreed, among other things, to acquire substantially all of the assets and assume substantially all of the liabilities of SCB and its subsidiaries for consideration of approximately $1.48 billion in cash and 40.8 million Alliance Units, subject to reduction if the client revenues of SCB fall below certain levels (the "SCB Acquisition").

     The closing of the SCB Acquisition is subject to the receipt of various regulatory approvals, the maintenance of a minimum SCB client revenue base and approval of the unit holders of Alliance Holding and other conditions. In connection with the SCB Acquisition, AXA Financial entered into a financing agreement, dated as of June 20, 2000, with Alliance (the "Financing Agreement"), pursuant to which AXA Financial agreed to finance the cash portion of the SCB Acquisition through the purchase of 32,619,775 Alliance Units for an aggregate purchase price of $1.6 billion (the "June 2000 Purchase"), resulting in AXA Financial, Inc. and its affiliates owning on a consolidated basis approximately 63.0% of the economic interest in Alliance's operations or approximately 52.9% on a pro forma basis after giving effect to the issuance of 40.8 million Alliance Units discussed above. AXA Financial completed the June 2000 Purchase on June 21, 2000. AXA Financial funded $150 million of its obligation under the Financing Agreement from internally generated funds and borrowed the remaining $1.45 billion from Bank of America, N.A., pursuant to a promissory note, dated as of June 21, 2000, due on September 22, 2000 (the "Promissory Note"). The interest rate of the Promissory Note is 7.06%. AXA Financial intends to refinance the balance outstanding on the Promissory Note prior to its maturity. In addition, AXA Financial entered into a purchase agreement with SCB and Alliance, dated as of June 20, 2000 (the "Purchase Agreement"), pursuant to which it granted SCB the right, beginning on the second anniversary of the closing of the SCB Acquisition, to cause AXA Financial to purchase, at a price equal to the average of the closing prices of the Alliance Holding Units for the ten trading days ending on the fifth trading day following the date of exercise of the right, the Alliance Units received by SCB as part of the consideration for the SCB Acquisition (in the aggregate, such Alliance Units are referred to herein as the "Equity Consideration"). This right is exercisable no more than once annually during each of the eight annual periods following the second anniversary of the closing of the SCB Acquisition, in an amount not to exceed 20% of the Equity Consideration per each annual period less any Restricted Units (defined below) that SCB otherwise transferred since the beginning of that annual period and subject to deferral under certain circumstances. Under the Purchase Agreement, SCB agreed not to transfer 38 million of the Alliance Units received by it as part of the Equity Consideration (the "Restricted Units") until after the second anniversary of the closing of the SCB Acquisition. SCB also agreed that the aggregate transfers of the Restricted Units will not exceed 20%, 40%, 60% and 80% of the Equity Consideration at any time prior to and on the third, fourth, fifth and sixth anniversaries of the closing, respectively. AXA Financial has a right of first refusal on transfers of Restricted Units to third parties (but not on exchanges of Restricted Units for Alliance Holding Units or subsequent transfers of those Units).

DISABILITY INCOME REINSURANCE TRANSACTION

     During July 2000, Equitable Life transferred, at no gain or loss, all the risk of its directly written Disability Income business for years 1993 and prior, to Centre Life Insurance Company, a subsidiary of Zurich Financial Services. The transfer of the risk to Centre Life Insurance was accomplished through an indemnity reinsurance contract. The cost of the arrangement will be amortized over the expected lives of the contracts reinsured and will not have a significant impact on the results of operations in any specific period. Equitable Life discontinued writing Disability Income business in 1997.

                                  RISK FACTORS

     In addition to the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, the following factors should be carefully considered prior to deciding whether or not to purchase the Senior Notes. This prospectus supplement, the accompanying prospectus and the information incorporated herein and therein by reference include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are subject to certain risks and uncertainties, including those identified in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Forward-Looking Statements" in our Quarterly Report on Form 10-Q for the three months ended March 31, 2000 and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Forward-Looking Statements" in our Annual Report on Form 10-K for the year ended December 31, 1999 which could cause actual results to differ materially from historical results or those anticipated. Forward-looking statements include, among other things, discussions concerning AXA Financial's potential exposure to market risks, as well as statements expressing management's expectations, beliefs, estimates, forecasts, projections and assumptions, as indicated by words such as "believes," "estimates," "intends," "anticipates," "expects," "projects," "should," "probably," "risk," "target," "goals," "objectives," or similar expressions.

HOLDING COMPANY STRUCTURE

     The Senior Notes are obligations exclusively of AXA Financial, Inc., a non-operating holding company which conducts business through subsidiaries and the Senior Notes therefore are effectively subordinated to liabilities of our subsidiaries, including liabilities under contracts of insurance and annuities written by our insurance subsidiaries. Accordingly, holders of Senior Notes should look only to our assets for payments of interest and principal. At March 31, 2000, as adjusted for the short-term debt incurred under the Promissory Note in connection with the SCB acquisition, we (excluding the debt of our subsidiaries) had $2.56 billion of senior debt outstanding. Our wholly owned operating subsidiaries include Equitable Life, AXA Advisors and AXA Network. At March 31, 2000, we also owned directly approximately 38.2% of the outstanding common stock of DLJ, and, on a pro forma basis for the transaction discussed above under "Recent Developments -- Alliance to Acquire Sanford C. Bernstein," 13.3% of the outstanding Alliance Units. As of March 31, 2000, all of our other subsidiaries, including an approximate 39.6% interest in Alliance on a pro forma basis for the transactions discussed above under "Recent Developments -- Alliance Agreement to Acquire Sanford C. Bernstein," and an additional interest in 31.3% of DLJ's outstanding common stock, were held indirectly through our subsidiaries.

PAYMENTS ON SENIOR NOTES AND LIQUIDITY

     Our ability to make cash payments with respect to our securities, including the payment of principal and interest on the Senior Notes, depends on the availability of adequate sources of funds. Under the New York Insurance Law, Equitable Life is permitted to pay shareholder dividends to us only if it files notice of its intention to declare such a dividend and the amount thereof with the Superintendent of Insurance of the State of New York and the Superintendent, who by statute has broad discretion in such matters, does not disapprove the distribution. From our 1992 demutualization until 1999, we received no dividends from Equitable Life. During 1999, we received $150.0 million in dividends from Equitable Life and, in May 2000, we received additional dividends from Equitable Life of $150.0 million. We believe that our sources of liquidity will be sufficient to meet our cash requirements for several years. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Liquidity Requirements" and "-- Liquidity Sources" in our annual report on Form 10-K for the year ended December 31, 1999.

     After this offering we expect to refinance the debt we incurred in connection with the SCB Acquisition, which is due on September 22, 2000, prior to its maturity. We can provide no assurance that we will be able to do so.

ABSENCE OF PUBLIC MARKET FOR SENIOR NOTES

     The Senior Notes are a new issue of securities for which no market currently exists. If the Senior Notes are traded after their initial issuance, they may trade at a discount from the initial public offering price, depending upon prevailing interest rates, the market for similar securities and other factors. No assurance can be given that a holder of Senior Notes will be able to sell them in the future or that any sale of Senior Notes will be at a price equal to or higher than the initial offering price of the Senior Notes. No assurance can be given that an active market will develop or be maintained for the Senior Notes. We do not intend to apply for listing of the Senior Notes on any securities exchange or to seek their admission to trading on any inter-dealer quotation system. The underwriters currently intend to make a market in the Senior Notes, subject to applicable law and regulations. However, the underwriters are not obligated to do so and may discontinue such market making at any time without notice.

                                USE OF PROCEEDS

     The net proceeds to AXA Financial from the sale of the Senior Notes are estimated to be approximately $397.0 million after deducting underwriting discounts and commissions and estimated expenses. Substantially all of these net proceeds are expected to be used to repay a portion of the $1.45 billion of debt we incurred in connection with the SCB Acquisition. We incurred this debt pursuant to a Promissory Note with Bank of America, N.A., which matures on September 22, 2000. The interest rate of the Promissory Note is 7.06%.

                                 CAPITALIZATION

     The following table sets forth our consolidated short-term debt and capitalization at March 31, 2000 and as adjusted to give effect to the sale of the Senior Notes and application of the net proceeds therefrom to repay short-term debt. The financial data at March 31, 2000 in the following table are derived from our unaudited financial statements at and for the quarter ended March 31, 2000.

                                                                  AT MARCH 31, 2000
                                                              -------------------------
                                                              HISTORICAL    AS ADJUSTED
                                                                    (IN MILLIONS)
DEBT:
Short-term debt
     AXA Financial, Inc. ...................................  $    35.0      $ 1,088.0(1)
     Subsidiaries of AXA Financial, Inc. ...................    3,636.6        3,636.6
                                                              ---------      ---------
          Total Short-Term Debt.............................  $ 3,671.6      $ 4,724.6
                                                              =========      =========
Long-term debt
     AXA Financial, Inc. ...................................  $ 1,075.8      $ 1,475.8
     Subsidiaries of AXA Financial, Inc. ...................    6,268.9        6,268.9
                                                              ---------      ---------
          Total long-term debt..............................    7,344.7        7,744.7
                                                              ---------      ---------
SHAREHOLDERS' EQUITY:
Series D Convertible Preferred Stock; $1.00 par value;
  $500.00 stated value; 60,000 shares authorized and issued,
  47,940 outstanding (liquidation value $24.0 million)......      684.5          684.5
Stock Employee Compensation Trust (Series D Convertible
  Preferred Stock held in trust)............................     (684.5)        (684.5)
Common Stock; $0.01 par value; 500 million shares
  authorized; 451.2 million shares issued and outstanding...        4.5            4.5
Capital in excess of par value..............................    3,745.9        3,745.9
Treasury stock..............................................     (548.3)        (548.3)
Retained earnings...........................................    3,296.2        3,296.2
Accumulated other comprehensive loss........................     (418.1)        (418.1)
                                                              ---------      ---------
          Total shareholders' equity........................    6,080.2        6,080.2
                                                              ---------      ---------
Total Long-Term Debt and Capitalization.....................  $13,424.9      $13,824.9
                                                              =========      =========

------------------------------
(1) Includes $1.45 billion of short-term debt incurred by AXA Financial, Inc. on June 21, 2000 in connection with the SCB Acquisition, partially offset by the application of the estimated net proceeds of this offering. See "Recent Developments -- Alliance Agreement to Acquire Sanford C. Bernstein." We intend to refinance the remaining outstanding balance under the Promissory Note prior to its maturity.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratios of earnings to fixed charges for AXA Financial for the periods indicated.

                                                THREE MONTHS
                                               ENDED MARCH 31,         YEARS ENDED DECEMBER 31,
                                               ---------------   -------------------------------------
                                                    2000         1999    1998    1997    1996    1995
Ratio of earnings to fixed charges(1)........       1.357        1.417   1.346   1.262   1.173   1.237

------------------------------
(1) For purposes of determining the historical ratios of earnings to fixed charges, earnings consist of earnings from continuing operations before Federal income taxes, minority interest and cumulative effect of accounting change adjusted for (i) excess of equity in income of unconsolidated investees over distributed income and (ii) equity in losses of unconsolidated investees, plus fixed charges. Fixed charges consist of interest expense on long and short-term debt, amortization of deferred debt expenses plus the portion of operating lease rentals, net of income from subleases, representative of the interest factor, and preferred stock dividend payments by consolidated subsidiaries. The inclusion of Interest Credited to Policyholders' Account Balances in the ratios presented above would not have a material effect on such ratios.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected historical consolidated financial information for AXA Financial. The selected historical consolidated financial information (other than General Account Investment Assets and assets under management) at and for each of the years ended December 31, 1999, 1998 and 1997 has been derived from consolidated financial statements audited by PricewaterhouseCoopers LLP, independent accountants, included in AXA Financial's Annual Report on Form 10-K for the year ended December 31, 1999 and incorporated by reference herein and should be read in conjunction with and is qualified by reference to such statements and the related notes. The selected historical consolidated financial information (other than General Account Investment Assets and assets under management) at and for the years ended December 31, 1996 and 1995 have been derived from consolidated financial statements not included or incorporated by reference herein. The selected historical consolidated financial information (other than General Account Investment Assets and assets under management) at and for the three months ended March 31, 2000 and 1999 have been derived from consolidated financial statements included in AXA Financial's Quarterly Report on Form 10-Q for the three months ended March 31, 2000 and incorporated by reference herein.

                                  THREE MONTHS ENDED
                                       MARCH 31,                             YEARS ENDED DECEMBER 31,
                                -----------------------   --------------------------------------------------------------
                                   2000         1999         1999         1998         1997         1996         1995
                                                        (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENTS OF
  EARNINGS DATA:
REVENUES
Universal life and
  investment-type product
  policy fee income...........  $    340.4   $    296.7   $  1,257.5   $  1,056.2   $    950.6   $    874.0   $    788.2
Premiums......................       133.0        134.9        558.2        588.1        601.5        597.6        606.8
Net investment income(1)......     1,437.6      1,053.4      4,500.0      4,498.7      3,991.3      3,336.3      3,047.4
Investment banking principal
  transactions, net(2)........       514.7        177.1        826.0         67.4        552.0        557.0        496.8
Investment gains (losses),
  net(3)(4)...................      (120.0)        (4.3)        32.6        122.6        (39.2)          .8         55.5
Commissions, fees and other
  income......................     1,761.6      1,280.7      6,109.9      4,498.4      3,507.4      2,841.9      2,142.4
Contribution from the Closed
  Block(2)(5).................        16.7         18.9         86.4         87.1        102.5        125.0        143.2
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Total revenues............     4,084.0      2,957.4     13,370.6     10,918.5      9,666.1      8,332.6      7,280.3
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
BENEFITS AND OTHER DEDUCTIONS
Interest credited to
  policyholders' account
  balances....................       262.1        270.2      1,078.2      1,153.9      1,267.0      1,271.1      1,249.2
Policyholders' benefits(6)....       282.0        240.8      1,038.6      1,024.7        978.6      1,317.7      1,008.6
Other operating costs and
  expenses(7)(8)(9)...........     2,883.3      1,982.1      9,177.9      7,135.9      6,317.5      5,228.0      4,377.3
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Total benefits and other
      deductions..............     3,427.4      2,493.1     11,294.7      9,314.5      8,563.1      7,816.8      6,635.1
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
EARNINGS FROM CONTINUING
  OPERATIONS BEFORE FEDERAL
  INCOME TAXES, MINORITY
  INTEREST AND CUMULATIVE
  EFFECT OF ACCOUNTING
  CHANGE......................       656.6        464.3      2,075.9      1,604.0      1,103.0        515.8        645.2
Federal income taxes(10)......       200.9        156.7        584.5        527.8        280.5        137.4        192.3
Minority interest in net
  income of consolidated
  subsidiaries................       152.2         81.2        393.4        245.8        174.3        172.4         87.5
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
EARNINGS FROM CONTINUING
  OPERATIONS BEFORE CUMULATIVE
  EFFECT OF ACCOUNTING
  CHANGE......................       303.5        226.4      1,098.0        830.4        648.2        206.0        365.4
Discontinued operations, net
  of Federal income
  taxes(1)(11)(12)............        (4.9)        (5.3)        28.1          2.7        (87.2)       (83.8)          --
Cumulative effect of
  accounting change, net of
  Federal income taxes(13)....          --           --           --           --           --        (23.1)          --
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net earnings..................       298.6        221.1      1,126.1        833.1        561.0         99.1        365.4
Dividends on preferred
  stocks......................          --           --           --           --         15.6         26.7         26.7
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
NET EARNINGS APPLICABLE TO
  COMMON SHARES...............  $    298.6   $    221.1   $  1,126.1   $    833.1   $    545.4   $     72.4   $    338.7
                                ==========   ==========   ==========   ==========   ==========   ==========   ==========
NET EARNINGS PER COMMON SHARE:
    Basic.....................  $      .69   $      .50   $     2.58   $     1.88   $     1.35   $      .20   $      .92
                                ==========   ==========   ==========   ==========   ==========   ==========   ==========
    Diluted...................  $      .64   $      .48   $     2.45   $     1.81   $     1.24   $      .18   $      .87
                                ==========   ==========   ==========   ==========   ==========   ==========   ==========
CASH DIVIDEND PER COMMON
  SHARE.......................  $     .025   $     .025   $      .10   $      .10   $      .10   $      .10   $      .10
                                ==========   ==========   ==========   ==========   ==========   ==========   ==========

                                  THREE MONTHS ENDED
                                       MARCH 31,                             YEARS ENDED DECEMBER 31,
                                -----------------------   --------------------------------------------------------------
                                   2000         1999         1999         1998         1997         1996         1995
                                                        (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
REVENUES BY SEGMENT:
Segment revenues:
Financial Advisory/
  Insurance(1)(3)(4)..........  $  1,190.7   $  1,047.5   $  4,337.5   $  4,063.6   $  4,020.9   $  3,825.1   $  3,649.1
Investment Banking and
  Brokerage(2)................     2,495.2      1,492.7      7,153.7      5,418.7      4,649.5      3,518.1      2,781.9
Investment Management.........       549.5        419.1      1,870.2      1,328.7      1,073.5      1,017.8        866.6
Eliminations..................       (31.4)        (3.6)       (32.4)       (15.2)       (20.0)       (29.3)       (35.4)
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                   4,204.0      2,955.7     13,329.0     10,795.8      9,723.9      8,331.7      7,262.2
Non-DLJ investment
  gains/losses and
  other(1)(3)(4)..............      (120.0)         1.7         41.6        122.7        (57.8)          .9         18.1
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Total Revenues............  $  4,084.0   $  2,957.4   $ 13,370.6   $ 10,918.5   $  9,666.1   $  8,332.6   $  7,280.3
                                ==========   ==========   ==========   ==========   ==========   ==========   ==========
PRE-TAX OPERATING EARNINGS
  FROM CONTINUING OPERATIONS
  BEFORE FEDERAL INCOME TAXES,
  MINORITY INTEREST AND
  CUMULATIVE EFFECT OF
  ACCOUNTING CHANGE, BY
  SEGMENT:
Segment pre-tax operating
  earnings from continuing
  operations:
Financial Advisory/
  Insurance(1)(3)(4)(9).......  $    250.7   $    202.7   $    852.9   $    654.0   $    469.6   $    300.7   $    239.4
Investment Banking and
  Brokerage(2)................       242.1        118.5        583.5        372.9        421.1        300.1        236.4
Investment Management(9)......        87.1         48.2        241.3        169.1        126.3        127.9         98.3
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                     579.9        369.4      1,677.7      1,196.0      1,017.0        728.7        574.1
Investment gains/losses, net
  of related DAC, other
  adjustments and minority
  interest(1)(3)(4)(9)........        76.7         94.9        398.2        408.0         86.0       (212.9)        71.1
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
TOTAL EARNINGS FROM CONTINUING
  OPERATIONS BEFORE FEDERAL
  INCOME TAXES, MINORITY
  INTEREST AND CUMULATIVE
  EFFECT OF ACCOUNTING
  CHANGE......................  $    656.6   $    464.3   $  2,075.9   $  1,604.0   $  1,103.0   $    515.8   $    645.2
                                ==========   ==========   ==========   ==========   ==========   ==========   ==========
GENERAL ACCOUNT INVESTMENT
  ASSETS (AT PERIOD
  END)(14)....................  $ 33,488.3   $ 35,686.8   $ 34,060.3   $ 35,356.6   $ 35,711.5   $ 34,512.2   $ 34,660.0
ASSETS UNDER MANAGEMENT (AT
  PERIOD END):
Third party...................  $  368,504   $  265,775   $  340,555   $  252,707   $  182,345   $  154,914   $  120,984
General Account & other.......      71,510       55,357       67,664       52,923       56,262       54,990       50,900
Separate Accounts.............      57,447       45,093       54,454       43,302       36,539       29,870       24,720
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Total.....................  $  497,461   $  366,225   $  462,673   $  348,932   $  275,146   $  239,774   $  196,604
                                ==========   ==========   ==========   ==========   ==========   ==========   ==========
CONSOLIDATED BALANCE SHEETS
  DATA (AT PERIOD END):
Total assets(5)(15)...........  $224,267.5   $180,458.6   $208,082.9   $159,501.1   $151,173.2   $128,811.2   $113,716.2
Long-term debt................     7,344.7      6,222.0      6,606.5      5,474.0      3,946.0      3,920.7      3,852.0
Total liabilities(5)(15)......   218,187.3    174,789.3    202,244.0    153,808.0    145,899.7    124,823.2    109,607.5
Shareholders' equity..........     6,080.2      5,669.3      5,838.9      5,693.1      5,273.5      3,988.0      4,108.7
Book value per common share...       14.07        12.93        13.47        13.01        11.79         9.56         9.94

------------------------------
 (1) Net investment income and discontinued operations included $26.6 million, $53.3 million, $114.3 million and $154.6 million for 1998, 1997, 1996 and
     1995, respectively, recognized as investment income by continuing operations and as interest expense by discontinued operations relating to intersegment loans.

 (2) Investment gains (losses), net for 1996 included a $79.4 million gain (before variable compensation and related expenses) related to the sale of shares of one investment in the DLJ long-term corporate development portfolio.

 (3) Investment gains (losses), net included additions to asset valuation allowances and writedowns of publicly traded securities and equity real estate, for continuing operations aggregating $67.4 million ($69.6 million including amounts related to the Closed Block), $91.5 million ($94.5 million including amounts related to the Closed Block), $291.4 million ($309.6 million including amounts related to the Closed Block), $187.8 million ($201.4 million including amounts related to the Closed Block), $483.8 million ($544.7 million including amounts related to the Closed Block), $178.6 million ($205.8 million including amounts related to the Closed Block), and $197.6 million ($224.9 million including amounts related to the Closed Block) for the three months ended March 31, 2000 and 1999 and for 1998, 1997, 1996 and 1995, respectively. In 1997, additions to valuation allowances of $227.6 million ($243.0 million including amounts related to the Closed Block) were recorded related to management's announced intention to accelerate sales of equity real estate. Additionally, in 1997, $132.3 million ($161.1 million including amounts related to the Closed Block) of writedowns on real estate held for production of income were recorded. Additionally, as of January 1, 1996, as a result of the adoption of SFAS No. 121, $152.4 million of allowances on assets held for investment were released and impairment losses of $144.0 million ($149.6 million including amounts related to the Closed Block) were recognized on real estate held and used.

 (4) Investment gains (losses), net for 1999 included a pre-tax gain of $212.3 million from DLJ's offering of a new class of its common stock to track the financial performance of DLJdirect. Investment gains (losses), net for 1997 included a pre-tax gain of $252.1 million resulting from the sale of ERE. Investment gains, net for 1995 included a $34.7 million gain resulting from the sale of a minority interest in DLJ.

 (5) The results of the Closed Block are reported on one line in the consolidated statements of earnings. Total assets, total liabilities and General Account Investment Assets, respectively, include the assets and liabilities of the Closed Block and, therefore, are comparable for all periods presented. See Note 7 of Notes to Consolidated Financial Statements in the 1999 10-K.

 (6) In 1996, AXA Financial wrote off $145.0 million of unamortized DAC on disability income ("DI") products and strengthened reserves by $248.0 million for DI and Pension Par lines of business. As a result, earnings from continuing operations decreased by $255.5 million ($393.0 million pre-tax).

 (7) In 1999, other operating costs and expenses included a writedown of DAC of $131.7 million resulting from revisions to estimated future gross profits used to determine the amortization of DAC for universal life and investment type-products.

 (8) Other operating costs and expenses included corporate interest expenses of $36.3 million, $32.8 million, $131.2 million, $126.1 million, $127.2 million, $139.6 million and $100.5 million for the three months ended March 31, 2000 and 1999 and for 1998, 1997, 1996 and 1995, respectively.

 (9) Other operating costs and expenses included provisions associated with employee termination and exit costs of $42.4 million, $24.4 million and $39.2 million for 1997, 1996 and 1995, respectively (including $41.7 million, $22.3 million and $28.1 million attributable to the Financial Advisory/Insurance segment for 1997, 1996 and 1995, respectively; and $0.7 million, $2.1 million, and $11.1 million attributable to the Investment Management segment for 1997, 1996 and 1995, respectively).

(10) During 1997, AXA Financial released $97.5 million of tax reserves related to years prior to 1989.

(11) Discontinued operations, net of Federal income taxes, included additions to asset valuation allowances and writedowns of publicly traded securities and, equity real estate aggregating $0.6 million, $11.8 million, $50.5 million, $33.2 million, $212.5 million, $36.0 million and $38.2 million for the three months ended March 31, 2000 and 1999 and for 1999, 1998, 1997, 1996 and 1995, respectively. Additionally, the implementation of

     SFAS No. 121 as of January 1, 1996 resulted in the release of existing valuation allowances of $71.9 million on equity real estate and recognition of impairment losses of $69.8 million.

(12) During the three months ended March 31, 2000 and 1999 and 1999, 1998, 1997 and 1996 reviews of the allowance for future losses for discontinued operations, management increased the allowance for the three months ended March 31, 2000 and 1999 and for 1997 and 1996 and released the allowance for 1999 and 1998. As a result, net earnings (decreased) increased by $(4.9) million, $(5.3) million, $28.1 million, $2.7 million, $(87.2)
     million and $(83.8) million for the three months ended March 31, 2000 and 1999 and for 1999, 1998, 1997 and 1996, respectively. Incurred losses of $12.8 million, $19.3 million and $154.4 million, respectively, were charged to discontinued operations' allowance for future losses for the three months ended March 31, 1999 and for 1999 and 1997 and earnings credited to the allowance for future losses of $50.3 million in 1998. See Note 8 of Notes to Consolidated Financial Statements in the 1999 10-K.

(13) Cumulative effect of accounting change, net of Federal income taxes, included a charge of $23.1 million, net of a Federal income tax benefit of $12.4 million, related to the implementation of SFAS No. 121 for the year ended December 31, 1996.

(14) General Account Investment Assets does not include the Discontinued Operations Investment Assets, which had an aggregate carrying value of $1.17 billion, $1.25 billion, $1.19 billion, $1.30 billion, $1.77 billion, $2.49 billion and $3.26 billion at March 31, 2000 and 1999 and at December 31, 1999, 1998, 1997, 1996 and 1995, respectively.

(15) Assets and liabilities relating to discontinued operations are not reflected on the consolidated balance sheets of AXA Financial, except that the net amount due to continuing operations for intersegment loans made to discontinued operations in excess of continuing operations obligations to fund discontinued operations accumulated deficit (the amount required to make assets equal to liabilities) is reflected as "Amounts due from discontinued operations" at March 31, 2000 and 1999 and at December 31, 1999, 1998, 1997, 1996 and 1995. In 1995, continuing operations transferred $1,215.4 million in cash to discontinued operations in settlement of its obligation. Subsequently, discontinued operations remitted $1,155.4 million in cash to continuing operations in partial repayment of borrowings by discontinued operations. See Note 8 of Notes to Consolidated Financial Statements in the 1999 10-K.

                        DESCRIPTION OF THE SENIOR NOTES

     The following description of the particular terms of the Senior Notes offered by this prospectus supplement supplements the description of the general terms and provisions of the Senior Notes set forth in the accompanying prospectus (the Senior Notes are referred to in that prospectus as the "Debt Securities"). You should carefully read the entire prospectus and prospectus supplement to understand fully the terms of the Senior Notes. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth in the accompanying prospectus.

GENERAL

     The Senior Notes are issued by us under a Senior Indenture, dated as of December 1, 1993 (the "Senior Indenture"), between AXA Financial, Inc. and The Chase Manhattan Bank, as Trustee (the "Trustee"), as supplemented from time to time, including by a certain Supplemental Indenture, to be dated as of
               , 2000 to be entered into by AXA Financial and the Trustee in respect of the Senior Notes (the Senior Indenture as amended and supplemented, is referred to herein as the "Indenture"). The Indenture is more fully described in the accompanying prospectus. The Senior Notes are unsecured and will rank equally with all of our other senior and unsubordinated debt. As of March 31, 2000, as adjusted for short-term debt of $1.45 billion incurred under the Promissory Note in connection with the SCB Acquisition, we had $2.56 billion of senior and unsubordinated debt outstanding.

     The Senior Notes will initially be limited to a total principal amount of $400,000,000. We may, without the consent of the holders of the Senior Notes, issue additional Senior Notes having the same interest rate, maturity date and other terms as described in this prospectus supplement and in the accompanying prospectus. Any additional Senior Notes, together with the Senior Notes offered by this prospectus supplement, will constitute a single series of Senior Notes under the Indenture. No additional Senior Notes may be issued if an event of default under the Indenture has occurred and is continuing with respect to the
Senior Notes. The Senior Notes will mature on                . The provisions of
Article 4 of the Indenture relating to defeasance, which are described in the accompanying prospectus, will apply to the Senior Notes. The Senior Notes will not be entitled to the benefit of any sinking fund.

     We will periodically pay interest on the Senior Notes at an annual rate of % from the date of issuance, or from the most recent interest payment date to which interest has been paid or duly provided for, payable semi-annually on
               and                , commencing                , 2001. Interest
will be paid to the persons in whose names the Senior Notes are registered at the close of business on the regular record date relating thereto, which will be
               and                , as the case may be, next preceding such
Interest Payment Date, except that any interest payable upon maturity or earlier redemption of the Senior Notes will be payable to the person to whom the principal of the Senior Notes is payable.

OPTIONAL REDEMPTION

     At our option, we may redeem all or part of the Senior Notes at any time. The redemption price will be equal to the greater of (i) 100% of the principal amount of the Senior Notes to be redeemed, or (ii) a "make-whole" amount, which will be calculated as described below. At the time of redemption, we will also pay all interest that has accrued to the redemption date on the redeemed Senior Notes.

  CALCULATION OF MAKE WHOLE AMOUNT

     The "make whole" amount will equal the sum of the present values of the Remaining Scheduled Payments (as defined below) discounted to the redemption date, on a semiannual basis, at a rate equal to the Treasury Rate (as defined
below) plus           basis points.

     "REMAINING SCHEDULED PAYMENTS" means the remaining scheduled payments of the principal and interest that would be due after the redemption date of a Senior Note if such Senior Note were not redeemed. However, if the redemption date is not a scheduled interest payment date, the amount of the next succeeding scheduled interest payment on such Senior Note will be reduced by the amount of interest accrued on such Senior Note to such redemption date.

     "TREASURY RATE" means an annual rate equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue (as defined below), assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date. The semiannual equivalent yield to maturity will be computed as of the third business day immediately preceding the redemption date.

     "COMPARABLE TREASURY ISSUE" means the United States Treasury security selected by Donaldson, Lufkin & Jenrette Securities Corporation or an affiliate as having a maturity comparable to the remaining term of the Senior Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Senior Notes.

     "COMPARABLE TREASURY PRICE" means the average of three Reference Treasury Dealer Quotations (as defined below) obtained by the Trustee for the redemption date.

     "REFERENCE TREASURY DEALERS" means Donaldson, Lufkin & Jenrette Securities Corporation (so long as it continues to be a primary U.S. Government securities dealer) and any two other primary U.S. Government securities dealers. If Donaldson, Lufkin & Jenrette Securities Corporation ceases to be a primary U.S. Government securities dealer, we will appoint in its place another nationally recognized investment banking firm that is a primary U.S. Government securities dealer.

     "REFERENCE TREASURY DEALER QUOTATION" means the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by a Reference Treasury Dealer at 3:30 p.m., New York City time on the third business day preceding the redemption date.

  REDEMPTION PROCEDURES

     We will give you at least 30 days (but not more than 60 days) prior notice of any redemption. If less than all of the Senior Notes are redeemed, the Trustee will select the Senior Notes to be redeemed by a method determined by the Trustee to be fair and appropriate.

     On or before the redemption date, we will deposit with a paying agent (or the Trustee) money sufficient to pay the redemption price and accrued interest on the Senior Notes to be redeemed on such date. On and after the redemption date, interest will cease to accrue on any Senior Notes that have been called for redemption (unless we default in the payment of the redemption price and accrued interest).

     If any redemption date is not a business day, then the redemption price and all accrued and unpaid interest to the date of redemption will be payable on the next business day (and without any interest or other payment in respect of any such delay). However, if the business day is in the next calendar year, the redemption amount will be payable on the preceding business day.

BOOK ENTRY DELIVERY AND FORM

     The Senior Notes will be issued as global debt securities in "book-entry" form in multiples of $1,000. See "Description of Debt Securities -- Book-Entry System" in the accompanying prospectus. The Depository Trust Company ("DTC") will be the depository with respect to the Senior Notes. The Senior Notes will be issued as fully-registered securities in the name of Cede & Co., DTC's nominee, and will be deposited with DTC.

     DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants deposit with it. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Participants in DTC include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others, such as securities brokers and dealers, banks and trust companies that clear transactions through or maintain a direct or indirect custodial relationship with a participant either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Senior Notes will be made by the underwriters in immediately available funds. All payments of principal and interest on the Senior Notes will be made by us in immediately available funds. The Senior Notes will trade in DTC's settlement system until maturity.

     Investors may elect to hold interests in the Senior Notes through either DTC or Clearstream Banking SA ("Clearstream", formerly Cedelbank) or Morgan Guaranty Trust Company of New York, Brussels Office, or its successor, as operator of the Euroclear System ("Euroclear") if they are participants of such systems, or indirectly through organizations which are participants in such systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Clearstream's and Euroclear's names on the books of their respective depositaries, which in turn may hold such interests in customers' securities accounts in the names of their respective depositaries on the books of DTC.

CONCERNING THE TRUSTEE

     Except during the continuance of an Event of Default, the Trustee shall perform only such duties as are specifically set forth in the Indenture. During the continuance of any Event of Default, the Trustee shall exercise such of the rights and powers vested in it under the Indenture and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

     The Trustee may acquire and hold Senior Notes and, subject to certain conditions, otherwise deal with AXA Financial as if it were not Trustee under the Indenture.

     AXA Financial, Inc. and its subsidiaries currently conduct banking transactions with the Trustee in the ordinary course of business.

                                  UNDERWRITING

     The underwriters named below have severally agreed, subject to the terms and conditions of the pricing agreement with us, to purchase the principal amount of Senior Notes set forth below opposite their respective names. The underwriters are committed to purchase all of such Senior Notes if any are purchased. Under certain circumstances, the commitments of non-defaulting underwriters may be increased.

                                                              PRINCIPAL AMOUNT
UNDERWRITERS:                                                 OF SENIOR NOTES
Donaldson, Lufkin & Jenrette Securities Corporation.........    $
Banc of America Securities LLC..............................
Chase Securities Inc........................................
Credit Suisse First Boston Corporation......................
UBS Warburg LLC.............................................
Banc One Capital Markets, Inc...............................
FleetBoston Robertson Stephens Inc. ........................
Salomon Smith Barney Inc....................................
                                                                ------------
  Total.....................................................    $400,000,000
                                                                ============

     The underwriters propose to offer the Senior Notes in part directly to the public at the initial public offering price set forth on the cover page of this prospectus supplement and in part to certain securities dealers at such price
less a concession of   % of the principal amount of the Senior Notes. The
underwriters may allow, and such dealers may reallow, a concession not to exceed
  % of the principal amount of the Senior Notes to certain brokers and dealers. After the Senior Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the underwriters.

     In connection with the offering of the Senior Notes, the underwriters may engage in overallotment, stabilizing transactions and short covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the Senior Notes in the open market for the purpose of pegging, fixing or maintaining the price of the Senior Notes. Short covering transactions involve purchases of the Senior Notes in the open market after the distribution has been completed in order to cover short positions. These stabilizing transactions and short covering transactions may cause the price of the Senior Notes to be higher than it would otherwise be in the absence of such transactions. Such activities, if commenced, may be discontinued at any time.

     All secondary trading in the Senior Notes will settle in immediately available funds. See "Description of Senior Notes -- Same-Day Settlement and Payment."

     We do not intend to apply for listing of the Senior Notes on a national securities exchange, but have been advised by the underwriters that the underwriters intend to make a market in the Senior Notes. The underwriters are not obligated, however, to make a market in the Senior Notes and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Senior Notes.

     AXA Financial, Inc. has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     In the ordinary course of their respective businesses, the underwriters and certain of their affiliates have engaged and may in the future engage in investment banking and commercial banking transactions with us and our subsidiaries. In particular, an affiliate of Banc of America Securities LLC loaned us $1.45 billion in June 2000 to fund our obligations in connection with the SCB Acquisition. We intend to use the proceeds of this offering to repay a portion of that loan.

     We estimate that we will spend approximately $600,000 for printing, rating agency, trustee, accounting and legal fees and other expenses relating to the offering.

     Donaldson, Lufkin & Jenrette Securities Corporation is a wholly owned subsidiary of DLJ, approximately 69.5% of the outstanding common stock of which was owned by AXA Financial at March 31, 2000. Donaldson, Lufkin & Jenrette
Securities Corporation has committed to purchase from us   % of the Senior Notes
to be purchased in the offering on the same basis as the other underwriters. Although the amount of proceeds derived from the offering by us will not be affected by Donaldson, Lufkin & Jenrette Securities Corporation's participation as an underwriter, to the extent that part or all of the Senior Notes owned by Donaldson, Lufkin & Jenrette Securities Corporation are not resold, the Senior Notes will be eliminated in consolidation and will not be shown as outstanding debt in our consolidated financial statements. Donaldson, Lufkin & Jenrette Securities Corporation intends to resell any Senior Notes which it is unable to resell in the offering from time to time, at prevailing market prices.

     Since Donaldson, Lufkin & Jenrette Securities Corporation, one of the underwriters, is our affiliate, and since all of the net proceeds of the offering will be paid to an affiliate of one of the underwriters, the offering of the Senior Notes is being made pursuant to and in compliance with the provisions of Rules 2710(c)(8) and 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. (the "NASD"). In accordance with Rule 2720, no NASD member participating in the distribution is permitted to confirm sales to accounts over which it exercises discretionary authority without the prior specific written approval of the customer.

     This prospectus supplement may also be used by Donaldson, Lufkin & Jenrette Securities Corporation in connection with offers and sales of the Senior Notes in market-making transactions at negotiated prices related to prevailing market prices at the time of the sale. Donaldson, Lufkin & Jenrette Securities Corporation may act as principal or agent in such transactions. Donaldson, Lufkin & Jenrette Securities Corporation has advised us that it currently intends to make a market in the Senior Notes, but it is not obligated to do so and may discontinue any such market-making at any time without notice. Accordingly, no assurance can be given as to the liquidity of, or the trading market for, the Senior Notes. We will not receive any proceeds from the sale of the Senior Notes in any such market-making transactions.

                                 LEGAL OPINIONS

     The validity of the Senior Notes will be passed upon for AXA Financial by Debevoise & Plimpton, 875 Third Avenue, New York, New York 10022, and for the underwriters by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017.

                                 ERISA MATTERS

     AXA Financial, Inc. and certain of its affiliates, including Equitable Life, Alliance and DLJ, may each be considered a "party in interest" within the meaning of ERISA or a "disqualified person" within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"), with respect to many employee benefit plans. Prohibited transactions within the meaning of ERISA or the Code may arise, for example, if the Senior Notes are acquired by or on behalf of a pension or other employee benefit plan with respect to which AXA Financial or any of its affiliates is a service provider, unless such Senior Notes are acquired pursuant to an exemption for transactions effected on behalf of such plan by a "qualified professional asset manager" or pursuant to any other available exemption. Any such pension or employee benefit plan or other person proposing to invest in the Senior Notes should consult with its legal counsel.

PROSPECTUS

                                 $1,000,000,000

                      THE EQUITABLE COMPANIES INCORPORATED

                                DEBT SECURITIES

     The Equitable Companies Incorporated (the "Company") may from time to time offer senior or subordinated debt securities (the "Senior Debt Securities" and the "Subordinated Debt Securities" respectively, and collectively, the "Debt Securities").

     The Debt Securities offered pursuant to this Prospectus may be issued in one or more series or issuances in U.S. dollars or in one or more foreign currencies or currency units. By separate prospectus, the form of which is included in the Registration Statement of which this Prospectus forms a part, four Delaware statutory business trusts (the "Trusts"), which are wholly owned subsidiaries of the Company, may from time to time severally offer preferred securities guaranteed by the Company to the extent set forth therein and the Company may offer from time to time junior subordinated debt securities to a Trust. The aggregate initial public offering price of the securities to be offered by this Prospectus and such other prospectus shall not exceed $1,000,000,000 (or its equivalent in one or more foreign currencies or currency units).

     Specific terms of the particular series of Debt Securities in respect of which this Prospectus is being delivered (the "Offered Securities") will be set forth in an accompanying Prospectus Supplement (the "Prospectus Supplement"), which will describe, without limitation and where applicable, the following: the ranking as senior or subordinated debt securities, the specific designation, aggregate principal amount, denominations, maturity, premium, if any, interest rate (which may be fixed or variable) or method of calculating interest, if any, place or places where principal, premium, if any, and interest, if any, will be payable, currency in which principal, premium, if any, and interest, if any, will be payable, any terms of redemption, any sinking fund provisions, any listing on a securities exchange, initial public offering or purchase price, conversion rights, methods of distribution and other specific terms of the offering.

     The Prospectus Supplement will contain information about certain United States federal income tax considerations relating to the Debt Securities, if applicable.

     The Debt Securities will be unsecured and, because the Company is a non-operating holding company, will be effectively subordinated to all liabilities of the Company's subsidiaries, including liabilities under contracts of insurance and annuities written by the Company's insurance subsidiaries. Accordingly, holders of the Debt Securities should look only to the assets of the Company for payments of interest and principal. Unless otherwise specified in a Prospectus Supplement, the Senior Debt Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The Subordinated Debt Securities will be subordinated in right of payment to all Senior Debt (as defined herein) of the Company to the extent described herein and in the Prospectus Supplement relating thereto. The Debt Securities may be issued in registered form or bearer form, or both. If so specified in the applicable Prospectus Supplement, Debt Securities of a series may be issued in whole or in part in the form of one or more temporary or permanent global securities.

     The Offered Securities may be offered directly, through agents designated from time to time, through dealers or through underwriters. Such agents or underwriters may act alone or with other agents or underwriters. See "Plan of Distribution." Any such agents, dealers or underwriters will be set forth in a Prospectus Supplement. If an agent of the Company, or a dealer or underwriter is involved in the offering of the Offered Securities, the agent's commission, dealer's purchase price, underwriter's discount and net proceeds to the Company, as the case may be, will be set forth in, or may be calculated from, the Prospectus Supplement. Any underwriters, dealers or agents participating in the offering may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended.

     This Prospectus may not be used to consummate sales of Offered Securities unless accompanied by a Prospectus Supplement.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                 THE DATE OF THIS PROSPECTUS IS MARCH 27, 1998

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The registration statement of which this Prospectus forms a part, as well as reports, proxy statements and other information filed by the Company, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549; 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048; and Suite 1400, Northwestern Atrium Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60611. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. The Company's common stock, par value $0.01 per share (the "Common Stock"), is listed on the New York Stock Exchange, Inc. and reports and other information concerning the Company can also be inspected at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     This Prospectus constitutes a part of the Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Offered Securities. This Prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to such Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Offered Securities. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission or incorporated by reference herein are not necessarily complete, and in each instance reference is made to the copy of such document so filed for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The Company's Annual Report on Form 10-K for the year ended December 31, 1997 and Registration Statement on Form 8-A, dated May 26, 1992, incorporating the description of the Company's Common Stock in the Company's Registration Statement on Form S-1 (Registration No. 33-48115), each previously filed by the Company with the Commission, are incorporated by reference in this Prospectus.

     All documents filed by the Company after the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the termination of the offering of the Offered Securities offered hereby, shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statements as modified or superseded shall be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus (other than certain exhibits to such documents). Requests for such documents should be directed to The Equitable Companies Incorporated, 1290 Avenue of the Americas, New York, New York 10104,
Attention: Corporate Secretary (Telephone: (212) 314-3914).

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE

COMPANY, OR ANY UNDERWRITER, AGENT OR DEALER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                                 THE EQUITABLE

     For the purpose of this Prospectus, the term "The Equitable" refers to The Equitable Companies Incorporated (the "Company") and its subsidiaries.

     The Equitable is a diversified financial services organization serving a broad spectrum of insurance, investment management and investment banking customers. The Equitable Life Assurance Society of the United States ("Equitable Life"), a subsidiary of the Company, was established in the State of New York in 1859. For more than 100 years it has been among the largest life insurance companies in the United States. Equitable Life and its subsidiaries distribute a variety of insurance, annuity and investment products.

     At December 31, 1997, the Company's holdings in its investment subsidiaries included an approximately 72% interest in Donaldson, Lufkin & Jenrette, Inc. ("DLJ") and an approximately 58% interest in Alliance Capital Management L.P. ("Alliance"). The Company's investment subsidiaries provide investment management and investment banking services to institutional and individual clients, including the Company's insurance subsidiaries.

     AXA is the Company's largest stockholder, beneficially owning at December 31, 1997 approximately 59% of the outstanding shares of common stock, par value $.01, of the Company (the "Common Stock"). The Company is a Delaware corporation with its principal headquarters located at 1290 Avenue of the Americas, New York, New York 10104 (Telephone: (212) 554-1234).

                                USE OF PROCEEDS

     Unless otherwise set forth in the applicable Prospectus Supplement, proceeds from the sale of the Offered Securities will be used by the Company for general corporate purposes and initially may be temporarily invested in short-term securities.

              RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO
              COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The following table sets forth the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for the Company for the periods indicated.

                                                             YEARS ENDED DECEMBER 31,
                                                     -----------------------------------------
                                                     1993     1994     1995     1996     1997
Ratio of earnings to fixed charges(1)..............  1.287    1.294    1.239    1.174    1.263
Ratio of earnings to combined fixed charges and
  preferred stock dividends(1).....................  1.212    1.229    1.222    1.159    1.256

------------------------------
(1) For purposes of determining the historical ratios of earnings to fixed charges, and of earnings to combined fixed charges and preferred stock dividends, earnings consist of earnings from continuing operations before Federal income taxes, minority interest and cumulative effect of accounting change adjusted for (i) excess of equity in income of unconsolidated investees over distributed income and (ii) equity in losses of unconsolidated investees, plus fixed charges. Fixed charges consist of interest expense on long and short-term debt, amortization of deferred debt expenses plus the portion of operating lease rentals, net of income from subleases, representative of the interest factor. The inclusion of Interest Credited to Policyholders' Account Balances in the ratios presented above would not have a material effect on such ratios.

                         DESCRIPTION OF DEBT SECURITIES

     The Senior Debt Securities offered hereby are to be issued in one or more series under the Senior Indenture, dated as of December 1, 1993, as supplemented (as so supplemented, the "Senior Indenture"), between the Company and The Chase Manhattan Bank, formerly known as Chemical Bank, as trustee (the "Trustee"). The Subordinated Debt Securities offered hereby are to be issued under the Subordinated Indenture, dated as of October 22, 1994 (the "Subordinated Indenture" and, together with the Senior Indenture, the "Indentures"), between the Company and State Street Bank and Trust Company, as successor to Shawmut Bank Connecticut, National Association, as trustee (the "Trustee"), copies of which have been incorporated by reference as exhibits to the Registration Statement of which this Prospectus forms a part.

     The statements herein relating to the Debt Securities and the following summaries of certain provisions of the Indentures do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indentures (as they may be amended or supplemented from time to time) and the Trust Indenture Act of 1939, as amended (the "TIA"). Whenever particular sections or defined terms of the Indentures (as they may be amended or supplemented from time to time) are referred to herein or in a Prospectus Supplement, such sections or defined terms are incorporated herein or therein by reference.

GENERAL

     The Debt Securities will be unsecured obligations of the Company. The Senior Debt Securities will be unsecured and will rank on a parity with all other unsecured and unsubordinated obligations of the Company. The Subordinated Debt Securities will be subordinate and junior in right of payment to the extent and in the manner set forth in the Subordinated Indenture to all Senior Debt (as defined below) of the Company. As of December 31, 1997, the Company had $569.0 million aggregate principal amount of Senior Debt outstanding and no Subordinated Debt Securities were outstanding. As a non-operating holding company most of the assets of the Company are owned by its subsidiaries. Accordingly, the Debt Securities will be effectively subordinated to all existing and future liabilities of the Company's subsidiaries, including liabilities under contracts of insurance and annuities written by the Company's insurance subsidiaries, primarily Equitable Life, and holders of Debt Securities should look only to the assets of the Company for payments of interest and principal. The Indentures do not limit the aggregate amount of Debt Securities which may be issued thereunder. Except as otherwise provided in the applicable Prospectus Supplement, the Indentures, as they apply to any series of Debt Securities, also do not limit the amount of other secured or unsecured debt which may be issued or incurred by the Company. See "-- Certain Covenants" and "-- Subordination of Subordinated Debt" and the Prospectus Supplement relating to any offering of Subordinated Debt.

     The Debt Securities will be issuable in one or more series pursuant to an indenture supplemental to the Senior Indenture or the Subordinated Indenture, as the case may be, or a resolution of the Company's Board of Directors or a committee thereof. (Section 3.1 of each Indenture.)

     Reference is made to the applicable Prospectus Supplement which will accompany this Prospectus for a description of the specific series of Debt Securities being offered thereby, including: (1) the title of such Debt Securities; (2) any limit upon the aggregate principal amount of such Debt Securities; (3) the date or dates on which the principal of and premium, if any, on such Debt Securities will mature or the method of determining such date or dates; (4) the rate or rates (which may be fixed or variable) at which such Debt Securities will bear interest, if any, or the method of calculating such rate or rates; (5) the date or dates from which interest, if any, will accrue or the method by which such date or dates will be determined; (6) the date or dates on which interest, if any, will be payable and the record date or dates therefor;
(7) the place or places where principal of, premium, if any, and interest, if any, on such Debt Securities will be payable; (8) the period or periods within which, the price or prices at which, the currency or currencies (including currency unit or units) in which, and the terms and conditions upon which, such Debt Securities may be redeemed, in whole or in part, at the option of the Company; (9) the obligation, if any, of the Company to redeem or purchase such Debt Securities pursuant to any sinking fund or analogous provisions or upon the happening of a specified event or at the option of a Holder thereof and the period or periods within which, the price or prices at which and the other terms and conditions upon which, such Debt Securities shall be redeemed or purchased, in whole or in part, pursuant to such obligation; (10) the denominations in which such Debt Securities are authorized to be issued; (11) the currency or currency unit for which Debt Securities may be purchased or in which Debt Securities may be denominated and/or the currency or currencies (including currency unit or units) in which principal of, premium, if any, and interest, if any, on such Debt Securities will be payable and whether the Company or the holders of any such Debt Securities may elect to receive payments in respect of such Debt Securities in a currency or currency unit other than that in which such Debt Securities are stated to be payable; (12) if the amount of principal of, or any premium or interest on, any of such Debt Securities may be determined with reference to an index or pursuant to a formula, the manner in which such amounts will be determined; (13) if other than the principal amount thereof, the portion of the principal amount of such Debt Securities which will be payable upon declaration of the acceleration of the maturity thereof or the method by which such portion shall be determined; (14) any addition to, or modification or deletion of, any Event of Default or any covenant of the Company specified in the Indenture with respect to such Debt Securities; (15) the application, if any, of such means of defeasance or covenant defeasance as may be specified for such Debt Securities; (16) whether such Debt Securities are to be issued in whole or in part in the form of one or more temporary or permanent global securities and, if so, the identity of the depository for such global security or securities; (17) in the case of the Subordinated Indenture, the relative degree to which such Debt Securities of the Series shall be senior to or be subordinated to other series of such Debt Securities in right of payment, whether such other series of Debt Securities are outstanding or not; (18) in the case of the Subordinated Indenture, the terms, if any, upon which such Debt Securities may be converted or exchanged, at the option of the holders thereof, into or for Common Stock of the Company or other securities or property; and
(19) any other terms not inconsistent with the terms of the Indentures pertaining to such Debt Securities. (Section 3.1 of each Indenture.)

     Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities will be issued in fully-registered form without coupons in denominations of $1,000 or any integral multiples of $1,000. (Section 3.2 of each Indenture.) Where Debt Securities of any series are issued in bearer form, the special restrictions and considerations, including special offering restrictions and special federal income tax considerations, applicable to any such Debt Securities and to payment on and transfer and exchange of such Debt Securities will be described in the applicable Prospectus Supplement. Bearer Debt Securities will be transferable by delivery. (Section 3.5 of each Indenture.)

     Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Certain federal income tax consequences and special considerations applicable to any such Debt Securities will be described in the applicable Prospectus Supplement.

     If the purchase price of any of the Debt Securities is payable in one or more foreign currencies or currency units or if any Debt Securities are denominated in one or more foreign currencies or currency units or if the principal of, premium, if any, or interest, if any, on any Debt Securities is payable in one or more foreign currencies or currency units, the restrictions, elections, certain federal income tax considerations, specific terms and other information with respect to such issue of Debt Securities and such foreign currencies or currency units will be set forth in the applicable Prospectus Supplement.

     If any index is used to determine the amount of payments of principal of, premium, if any, or interest on any series of Debt Securities, special federal income tax, accounting and other considerations applicable thereto will be described in the applicable Prospectus Supplement.

     The general provisions of the Indentures do not afford holders of the Debt Securities protection in the event of a highly leveraged or other transaction involving the Company that may adversely affect holders of the Debt Securities.

PAYMENT, REGISTRATION, TRANSFER AND EXCHANGE

     Unless otherwise provided in the applicable Prospectus Supplement, payments in respect of the Debt Securities will be made in the designated currency at the office or agency of the Company maintained for that purpose as the Company may designate from time to time, except that, at the option of the Company, interest payments, if any, on Debt Securities in registered form may be made (i) by checks mailed to the holders of Debt Securities entitled thereto at their registered addresses or (ii) by wire transfer to an account maintained by the person entitled thereto as specified in the Register. (Sections 3.7(a) and 9.2 of each Indenture.) Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on Debt Securities in registered form will be made to the person in whose name such Debt Security is registered at the close of business on the regular record date for such interest. (Section 3.7(a) of each Indenture.)

     Payment in respect of Debt Securities in bearer form will be made in the currency and in the manner designated in the Prospectus Supplement, subject to any applicable laws and regulations, at such paying agencies outside the United States as the Company may appoint from time to time. The paying agents outside the United States, if any, initially appointed by the Company for a series of Debt Securities will be named in the Prospectus Supplement. The Company may at any time designate additional paying agents or rescind the designation of any paying agents, except that, if Debt Securities of a series are issuable as Registered Securities, the Company will be required to maintain at least one paying agent in each Place of Payment for such series and, if Debt Securities of a series are issuable as Bearer Securities, the Company will be required to maintain a paying agent in a Place of Payment outside the United States where Debt Securities of such series and any coupons appertaining thereto may be presented and surrendered for payment. (Section 9.2 of each Indenture.)

     Unless otherwise provided in the applicable Prospectus Supplement, Debt Securities in registered form will be transferable or exchangeable at the agency of the Company maintained for such purpose as designated by the Company from time to time. (Sections 3.5 and 9.2 of each Indenture.) Debt Securities may be transferred or exchanged without service charge, other than any tax or other governmental charge imposed in connection therewith. (Section 3.5 of each Indenture.)

BOOK-ENTRY SYSTEM

     If so specified in the accompanying Prospectus Supplement, Debt Securities of any series may be issued under a book-entry system in the form of one or more global Debt Securities (each a "Global Security"). Each Global Security will be deposited with, or on behalf of a depositary, which, unless otherwise specified in the accompanying Prospectus Supplement, will be The Depository Trust Company, New York, New York (the "Depositary"). The Global Securities will be registered in the name of the Depositary or its nominee.

     The Depositary has advised the Company that the Depositary is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York banking law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     Upon the issuance of a Global Security in registered form, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of participants. The accounts to be credited will be designated by the underwriters, dealers or agents. Ownership of beneficial interests in the Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in the Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by such participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to own, transfer or pledge beneficial interest in a Global Security.

     So long as the Depositary or its nominee is the registered owner of a Global Security, it will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the applicable Indenture. Except as set forth below, owners of a beneficial interest in such Global Security will not be entitled to have the Debt Securities represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificates representing the Debt Securities represented thereby and will not be considered the owners or holders thereof under the applicable Indenture. Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the applicable Indenture. The Company understands that under existing practice, in the event that the Company requests any action of a holder or a beneficial owner desires to take any action a holder is entitled to take, the Depositary would act upon the instructions of, or authorize, the participant to take such action.

     Payment of principal of, and interest on, the Debt Securities will be made to the Depositary or its nominee, as the case may be, as the registered owner and holder of the Global Security representing such Debt Securities. None of the Company, the Trustee, any paying agent or registrar for the Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company has been advised by the Depositary that the Depositary will credit participants' accounts with payments of principal or interest on the payment date thereof in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of the Depositary. The Company expects that payments by participants to owners of beneficial interests in the Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of such participants.

     A Global Security may not be transferred except as a whole by the Depositary to a nominee or successor of the Depositary or by a nominee of the Depositary to another nominee of the Depositary. A Global Security representing all but not part of the Debt Securities being offered pursuant to the applicable Prospectus Supplement is exchangeable for Debt Securities in definitive form of like tenor and terms if (i) the Depositary notifies the Company that it is unwilling or unable to continue as depositary for such Global Security or if at any time the Depositary is no longer eligible to be, or is not in good standing as, a clearing agency registered under the Exchange Act, and in either case, a successor depositary is not appointed by the Company within 90 days of receipt by the Company of such notice or of the Company becoming aware of such ineligibility, or (ii) the Company in its sole discretion at any time determines not to have all of the Debt Securities represented by a Global Security and notifies the Trustee thereof. A Global Security exchangeable pursuant to the preceding sentence shall be exchangeable for Debt Securities registered in such names and in such authorized denominations as the Depositary for such Global Security shall direct.

     The Debt Securities of a series may also be issued in whole or in part in the form of one or more bearer global securities (a "Bearer Global Security") that will be deposited with a depository, or with a nominee for such depository, identified in the applicable Prospectus Supplement. Any such Bearer Global Securities may be issued in temporary or permanent form. (Section 3.4 of each Indenture.) The specific terms and procedures, including the specific terms of the depository arrangement, with respect to any portion of a series of Debt Securities to be represented by one or more Bearer Global Securities will be described in the applicable Prospectus Supplement.

CERTAIN DEFINITIONS APPLICABLE TO COVENANTS AND EVENTS OF DEFAULT

     "Consolidated Tangible Net Worth" shall mean, at any date, the total assets appearing on the most recently prepared consolidated balance sheet of the Company and its consolidated subsidiaries as at the end of a fiscal quarter of the Company, prepared in accordance with generally accepted accounting principles, less (a) the total liabilities appearing on such balance sheets and
(b) intangible assets. "Intangible assets" means the value, as shown on or reflected in such balance sheet, of (i) all trade names, trademarks, licenses, patents, copyrights and goodwill, (ii) organizational costs and (iii) unamortized debt discount and expense, less unamortized premium.

     "Designated Subsidiary" shall mean each of Equitable Life, DLJ and Donaldson, Lufkin & Jenrette Securities Corporation, so long as any such entity remains a subsidiary, any consolidated subsidiary of the Company the assets of which constitute 10% or more of the Total Assets, and any subsidiary which is a successor to all or a principal part of the business or properties of such subsidiaries.

     "Total Assets" shall mean, at any date, the total assets (including assets held in Separate Accounts) appearing on the most recently prepared consolidated balance sheet of the Company and its consolidated subsidiaries as at the end of a fiscal quarter of the Company, prepared in accordance with generally accepted accounting principles.

CERTAIN COVENANTS

     Limitation on Liens. The Senior Indenture provides that for the benefit of the holders of the Senior Debt Securities issued thereunder, the Company will not, nor will it permit any Designated Subsidiary to, incur, issue, assume or guarantee any indebtedness for money borrowed (hereinafter called "Indebtedness") if such Indebtedness is secured by a pledge, mortgage, deed of trust or other lien on any shares of stock or Indebtedness of any Designated Subsidiary (such pledges, mortgages, deeds of trust and other liens being hereinafter called a "Lien"), without effectively providing that any Senior Debt Securities (together with, if the Company shall so determine, any other Indebtedness (or any bonds, debentures, notes or other similar evidences of indebtedness whether or not for borrowed money) of the Company or such Designated Subsidiary then existing or thereafter created which is not subordinate to such Senior Debt Securities) shall be secured equally and ratably with (or prior to) such secured Indebtedness, so long as such secured Indebtedness shall be so secured unless, after giving effect thereto, the aggregate principal amount of all such secured Indebtedness which would otherwise be prohibited would not exceed 15% of Consolidated Tangible Net Worth; provided, however, that these restrictions shall not apply to and there shall be excluded from secured Indebtedness in any computation under these restrictions, Indebtedness secured by: (i) Liens on any shares of stock or Indebtedness acquired from a corporation merged with or into the Company or a Designated Subsidiary, (ii) Liens to secure Indebtedness of a Designated Subsidiary to the Company or another Designated Subsidiary but only as long as such Indebtedness is owned or held by the Company or a Designated Subsidiary and (iii) any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any Lien referred to in the foregoing clauses (i) and (ii). (Section 9.8 of the Senior Indenture.)

     Consolidation, Merger, Sale, Conveyance and Lease. The Indentures permit the Company to consolidate or merge with or into any other entity or entities, or to sell, convey or lease all or substantially all of its property to any other entity; provided, however, (i) that the person (if other than the Company) formed by such consolidation, or into which the Company is merged or which acquires or leases substantially all of the property of the Company, is a corporation or other entity organized under the laws of the United States, any state thereof or the District of Columbia and expressly assumes the Company's obligations on the Debt Securities and under the Indenture and (ii) immediately after giving effect to such transaction, no Event of Default exists. (Section
7.1 of each Indenture.)

EVENTS OF DEFAULT, NOTICE AND CERTAIN RIGHTS ON DEFAULT

     Except as otherwise provided in a Prospectus Supplement relating to the Debt Securities of a particular series, Events of Default with respect to Debt Securities of any series are defined in each Indenture as (a) default in the payment of any interest on any Debt Security of that series, and the continuance of such default for a period of 30 days; (b) default in the payment of any installment of the principal of or any premium on any Debt Security of that series when due, whether at maturity, upon redemption, by declaration or otherwise; (c) default in any material respect by the Company in the performance of any other covenant or agreement contained in the Indenture under which the Debt Securities of that series were issued and the continuance of such default for a period of 90 days after written notice as provided in such Indenture; (d) certain events of bankruptcy, insolvency and reorganization of the Company; and (e) in the case of the Senior Indenture only, default by the Company or any Designated Subsidiary in the payment of outstanding indebtedness for borrowed money when due (and after expiration of any applicable grace periods) or default by the Company or any Designated Subsidiary under any indenture or other instrument under which any indebtedness for borrowed money has been issued or by which it is governed as a result of which such indebtedness shall have been accelerated, and such failure to pay is not cured or such acceleration is not rescinded, cured or annulled within 30 days after written notice thereof to the Company by the Trustee for such series or to the Company and the Trustee of such series by the holders of 25% of the aggregate principal amount of the Debt Securities of such series then outstanding, provided that such Event of Default will be cured or waived if the payment of outstanding debt is made or the default that resulted in the acceleration of such other indebtedness is cured or waived, as the case may be, and provided further, that the foregoing shall not apply to (x) any indebtedness for borrowed money under which the obligee has recourse to the general assets of the Company or a Designated Subsidiary so long as the aggregate principal amount of such recourse debt (other than with respect to ancillary matters such as environmental indemnities, misapplication of funds, costs of enforcement and the like) so due is $25,000,000 or less, (y) any secured indebtedness for borrowed money under which the obligee has recourse (exclusive of recourse for ancillary matters such as environmental indemnities, misapplication of funds, costs of enforcement and the like) only to the collateral pledged for repayment so long as the fair market value of such collateral does not exceed 2% of Total Assets at the time of the default and (z) any indebtedness for borrowed money under which the obligee has recourse only to assets held in Separate Accounts. (Section 5.1 of each Indenture.) Events of Default with respect to a specified series of Debt Securities may be added to the Indenture and, if so added, will be described in the applicable Prospectus Supplement. (Sections 3.1 and 5.1 of each Indenture.)

     Each Indenture provides that the Trustee will, within 90 days after the occurrence of a Default with respect to the Debt Securities of any series, give to the holders of the Debt Securities of that series notice of all Defaults known to it unless such Default shall have been cured or waived; provided that except in the case of a Default in payment of principal (and premium, if any) or interest on the Debt Securities of that series, the Trustee shall be protected in withholding such notice if it in good faith determines that withholding such notice is in the interests of all holders of the Debt Securities of that series. (Section 6.6 of each Indenture.) "Default" means any event which is, or after notice or passage of time, or both, would be, an Event of Default. (Section 1.1 of each Indenture.)

     Each Indenture provides that, if an Event of Default specified therein occurs with respect to the Debt Securities of any series and is continuing, the Trustee for such series or the holders of 25% in aggregate principal amount of all outstanding Debt Securities of that series (calculated as provided for in each Indenture) may declare the principal of (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount specified in the Prospectus Supplement) and accrued interest, if any, on all the Debt Securities of that series to be due and payable (provided, with respect to any Debt Securities issued under the Subordinated Indenture, that the payment of principal and interest on such Debt Securities shall remain subordinated to the extent provided in Article 12 of the Subordinated Indenture). (Section 5.2 of each Indenture.)

     Each Indenture provides that the holders of a majority in aggregate principal amount of any series of Debt Securities by written notice to the Trustee for such series may waive, on behalf of the holders of all Debt Securities of such series, any past Default or Event of Default with respect to that series and its consequences except a Default or Event of Default in the payment of the principal of, premium, if any, or interest, if any, on any Debt Security or with respect to a covenant or provision that cannot be amended or modified without consent of the holders of each series of Debt Securities adversely affected. (Section 5.7 of each Indenture.)

     Each Indenture provides that, if a default or an Event of Default shall have occurred and be continuing, the holders of not less than a majority in aggregate principal amount of the Debt Securities of each series affected (with each such series voting as a class) may, subject to certain limited conditions, direct the time, method and place of conducting any proceeding or any remedy available to the Trustee for such series, or exercising any trust or power conferred on such Trustee. (Section 5.8 of each Indenture.)

     Each Indenture includes a covenant that the Company will file annually with the Trustee a certificate as to the presence or absence of certain defaults under the terms of such Indenture. (Section 9.6 of each Indenture.)

MODIFICATION OF THE INDENTURES

     Each Indenture contains provisions permitting the Company and the Trustee to enter into one or more supplemental indentures without the consent of the holders of any of the Debt Securities in order (i) to evidence the succession of another corporation to the Company and the assumption of the covenants of the Company by a successor to the Company; (ii) to add to the covenants of the Company or surrender any right or power of the Company; (iii) to add additional Events of Default with respect to any series of Debt Securities; (iv) to add to or change any provisions to such extent as necessary to permit and facilitate the issuance of Debt Securities in bearer form or to facilitate the issuance of Debt Securities in global form; (v) to change or eliminate any provision affecting only Debt Securities not yet issued; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities; (viii) to evidence and provide for successor Trustees or to add or change any provisions to such extent as necessary to permit and facilitate the appointment of a separate Trustee or Trustees for specific series of Debt Securities; (ix) to permit payment in respect of Debt Securities in bearer form in the United States; (x) to correct any defect or supplement any inconsistent provisions or to make any other provisions with respect to matters or questions arising under such Indenture, provided that any such action does not adversely affect the interests of any holder of Debt Securities of any series then Outstanding; (xi) to cure any ambiguity or correct any mistake; (xii) in the case of the Subordinated Indenture, to modify the subordination provisions thereof in a manner not adverse to the holders of Subordinated Debentures of any series then Outstanding or (xiii) in the case of the Subordinated Indenture, to make provision with respect to any conversion or exchange rights of holders not adverse to the holders of any Subordinated Debt Securities of any series, including providing for the conversion or exchange of Subordinated Debt Securities into Equity Securities or property of the Company. (Section 8.1 of each Indenture.)

     Each Indenture also contains provisions permitting the Company and the Trustee, with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities affected by such supplemental indenture (with the Debt Securities of each series voting as a class), to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of such Indenture or any supplemental indenture or modifying the rights of the holders of Debt Securities of such series, except that, without the consent of the holder of each Debt Security so affected, no such supplemental indenture may: (i) change the time for payment of principal or premium, if any, or interest on any Debt Security; (ii) reduce the principal on any Debt Security, or change the manner in which the amount of any of the foregoing is determined; (iii) reduce the interest rate, or the amount of premium, if any, payable upon the redemption of any Debt Security; (iv) reduce the amount of principal payable upon acceleration of the maturity of any Original Issue Discount or Indexed Security; (v) change the currency or currency unit in which any Debt Security or any premium or interest thereon is payable;
(vi) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security; (vii) reduce the percentage in principal amount of the outstanding Debt Securities affected thereby, the consent of whose holders is required for modification or amendment of such Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; (viii) change the obligation of the Company to maintain an office or agency in the places and for the purposes specified in such Indenture;
(ix) in the case of the Subordinated Indenture, modify the subordination provisions thereof in a manner adverse to the holders of Subordinated Debentures of any series then Outstanding; (x) modify the provisions relating to waiver of certain defaults or any of the foregoing provisions or (xi) in the case of the Subordinated Indenture, make any change adversely affecting the rights of the holders to convert or exchange the Debt Securities. (Section 8.2 of each Indenture.)

SUBORDINATION OF SUBORDINATED DEBT

     In the Subordinated Indenture, the Company has covenanted and agreed that any Subordinated Debt Securities issued thereunder are subordinate and junior in right of payment to all Senior Debt to the extent provided in the Subordinated Indenture. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding of the Company, the holders of Senior Debt will first be entitled to receive payment in full of principal of (and premium, if any) and interest, if any, on such Senior Debt before the holders of Subordinated Debt Securities will be entitled to receive or retain any payment in respect of the principal of (and premium, if any) or interest, if any, on the Subordinated Debt Securities. (Section 12.2 of the Subordinated Indenture.)

     In the event of the acceleration of the maturity of any Subordinated Debt Securities, the holders of all Senior Debt outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due thereon (including any amounts due upon acceleration) before the holders of Subordinated Debt Securities will be entitled to receive any payment upon the principal of (or premium, if any) or interest, if any, on the Subordinated Debt Securities. (Section 12.3 of the Subordinated Indenture.)

     No payments on account of principal (or premium, if any) or interest, if any, in respect of the Subordinated Debt Securities may be made if there shall have occurred and be continuing a default in any payment with respect to Senior Debt, or an event of default with respect to any Senior Debt resulting in the acceleration of the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default. For purposes of the subordination provisions, the payment, issuance and delivery of cash, property or securities (other than stock and certain subordinated securities of the Company) upon conversion of any Subordinated Debt Security will be deemed to constitute payment on account of the principal of such Subordinated Debt Security. (Sections 12.4 and 12.16 of the Subordinated Indenture.)

     "Debt" means with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed; (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses; (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person; (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business); (v) every capital lease obligation of such Person; and (vi) every obligation of the type referred to in clauses (i) through (v) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

     "Senior Debt" means the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not such claim for post-petition interest is allowed in such proceeding), on Debt, whether incurred on or prior to the date of the Indenture or thereafter incurred, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the Subordinated Debt Securities or to other Debt which is pari passu with, or subordinated to, the Subordinated Debt Securities; provided, however, that Senior Debt shall not be deemed to include
(a) any Debt of the Company which when incurred and without respect to any election under Section 1111(b) of the Bankruptcy code, was without recourse to the Company, (b) any Debt of the Company to any of its subsidiaries, (c) Debt to any employee of the Company, (d) any liability for taxes and (e) indebtedness or monetary obligations to trade creditors created or assumed by the Company or any of its subsidiaries in the ordinary course of business in connection with the obtaining of materials or services.

     The Company is a non-operating holding company and most of the assets of the Company are owned by its subsidiaries. Accordingly, the Subordinated Debt Securities will be effectively subordinated to all existing and future liabilities of the Company's subsidiaries, including liabilities under contracts of insurance and annuities written by the Company's insurance subsidiaries, primarily Equitable Life, and holders of Subordinated Debt Securities should look only to the assets of the Company for payments of interest and principal.

     The Subordinated Indenture places no limitation on the amount of additional Senior Debt that may be incurred by the Company. The Company expects from time to time to incur additional indebtedness constituting Senior Debt. As of December 31, 1997, the Company had $569.0 million aggregate principal amount of Senior Debt outstanding and no Subordinated Debt Securities were outstanding.

     The Subordinated Indenture provides that the foregoing subordination provisions, insofar as they relate to any particular issue of Subordinated Debt Securities, may be changed prior to such issuance. Any such change would be described in the Prospectus Supplement relating to such Subordinated Debt Securities. (Section 3.1 of the Subordinated Indenture.)

DEFEASANCE AND COVENANT DEFEASANCE

     Defeasance and Discharge. Each Indenture provides that the Company will be discharged from any and all obligations in respect of the Debt Securities of or within any series (except for certain obligations to register the transfer or exchange of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold monies for payment in trust and for obligations in connection with a conversion of Debt Securities) upon the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations (as defined in each Indenture) which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and each installment of interest on such Debt Securities on the stated maturity of such payments in accordance with the terms of such Indenture and such Debt Securities. (Sections 3.1 and 4.4 of each Indenture.) Such a trust may only be established if, among other things, the Company delivers to the relevant Trustee an Officers' Certificate and opinion of counsel (who may be counsel to the Company) stating that either (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (ii) since the date of the Indenture there has been a change in the applicable Federal income tax law, to the effect that holders of such Debt Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such defeasance had not occurred. (Section 4.6 of each Indenture.)

     Defeasance of Certain Covenants and Certain Events of Default. Each Indenture provides that the Company may omit to comply with certain covenants applicable to the Debt Securities of or within any series and any such non-compliance shall not constitute an event of default described in clause (c) under the caption "Events of Default, Notice and Certain Rights on Default" above, upon the deposit with the relevant Trustee, in trust, of money and/or U.S. Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and each installment of interest on such Debt Securities on the stated maturity of such payments in accordance with the terms of such Indenture and such Debt Securities. The obligations of the Company under such Indenture and such Debt Securities, other than with respect to the covenants referred to above, and the Events of Default, other than the Events of Default referred to above, shall remain in full force and effect. (Sections 3.1 and 4.5 of each Indenture.) Such a trust may only be established if, among other things, the Company has delivered to the relevant Trustee an opinion of counsel (who may be counsel to the Company) to the effect that holders of such Debt Securities will not recognize income, gain, or loss for Federal income tax purposes as a result of such defeasance of certain covenants and Events of Default and will be subject to Federal income tax on the same amounts and in the same manner and at the same times, as would have been the case if such deposit and defeasance had not occurred. (Section 4.6 of each Indenture.)

     In addition, with respect to the Subordinated Indenture, it is a condition to defeasance and covenant defeasance that no default in the payment of principal of (or premium, if any) or interest on any Senior Debt shall have occurred or be continuing or no other Event of Default with respect to the Senior Debt shall have occurred or be continuing and shall have resulted in such Senior Debt becoming or being declared due and payable prior to the date it would have become due and payable. (Section 4.6 of the Subordinated Indenture.)

     In the event the Company exercises its option to omit compliance with certain covenants of the Indenture with respect to such Debt Securities as described in the preceding paragraphs and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than an Event of Default described in clause (c) under the caption "Events of Default, Notice and Certain Rights on Default" above, the amount of money and U.S. Government Obligations on deposit with the relevant Trustee will be sufficient to pay amounts due on such Debt Securities at the time of their stated maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default. However, the Company would remain liable for any such deficiency.

NOTICES

     Notices to holders of registered Debt Securities will be given by mail to the addresses of such holders as they may appear in the Register. (Section 1.6 of each Indenture.)

TITLE

     The Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name a Debt Security is registered as the absolute owner thereof (whether or not such Debt Security may be overdue) for the purpose of receiving payment and for all other purposes. (Section 3.8 of each Indenture.)

GOVERNING LAW

     The Indentures and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York. (Section 1.11 of each Indenture.)

THE TRUSTEES

     The Chase Manhattan Bank, formerly known as Chemical Bank, is the Trustee under the Senior Indenture. State Street Bank and Trust Company, as successor to Shawmut Bank Connecticut, National Association is the Trustee under the Subordinated Indenture. The Company and its subsidiaries currently conduct banking and other commercial relationships with The Chase Manhattan Bank and State Street Bank and Trust Company in the ordinary course of business. The Indentures contain certain limitations on the right of each Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize for its own account on certain property received in respect of any such claim as security or otherwise. Each Trustee will be permitted to engage in certain other transactions; however, if it acquires any conflicting interest and there is a default under the Debt Securities, it must eliminate such conflict or resign.

                              PLAN OF DISTRIBUTION

     The Company may sell any of the Debt Securities offered hereby in any one or more of the following ways from time to time: (i) through agents, (ii) to or through underwriters, (iii) through dealers and (iv) directly by the Company to purchasers.

     The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     Offers to purchase Debt Securities may be solicited by agents designated by the Company from time to time. Any such agent involved in the offer or sale of the Offered Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the applicable Prospectus Supplement. Unless otherwise indicated in such Prospectus Supplement, any such agent will be acting on a reasonable best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the Debt Securities so offered and sold.

     If Debt Securities are sold by means of an underwritten offering, the Company will execute an underwriting agreement with an underwriter or underwriters at the time an agreement for such sale is reached, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any, will be set forth in the Prospectus Supplement which will be used by the underwriters to make resales of the Debt Securities in respect of which this Prospectus is delivered to the public. If underwriters are utilized in the sale of the Debt Securities in respect of which this Prospectus is delivered, the Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriter at the time of sale. Debt Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by the managing underwriters. If any underwriter or underwriters are utilized in the sale of the Debt Securities, unless otherwise indicated in the Prospectus Supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters with respect to a sale of Debt Securities will be obligated to purchase all such Debt Securities if any are purchased.

     If a dealer is utilized in the sale of the Debt Securities in respect of which this Prospectus is delivered, the Company will sell such Debt Securities to the dealer as principal. The dealer may then resell such Debt Securities to the public at varying prices to be determined by such dealer at the time of resale. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act, of the Debt Securities so offered and sold. The name of the dealer and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

     Offers to purchase Debt Securities may be solicited directly by the Company and the sale thereof may be made by the Company directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the Prospectus Supplement relating thereto.

     Agents, underwriters and dealers may be entitled under relevant agreements with the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, underwriters and dealers may be required to make in respect thereof.

     Since the Company is affiliated with one or more NASD members intending to participate in the distribution of the Debt Securities, any offering of Debt Securities will be made pursuant to and in compliance with the provisions of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. (the "NASD"). In accordance with Rule 2720, no NASD member participating in a distribution of Debt Securities will be permitted to confirm sales to accounts over which it exercises discretionary authority without the prior specific written approval of the customer.

     Each series of Debt Securities will be a new issue with no established trading market. The Company may elect to list any series of Debt Securities on an exchange, but the Company shall not be obligated to do so. It is possible that one or more underwriters may make a market in a series of Debt Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for the Debt Securities.

     Agents, underwriters and dealers may be customers of, engage in transactions with, or perform services for, the Company and its subsidiaries in the ordinary course of business.

     This Prospectus, together with the Prospectus Supplement, may also be used by Donaldson, Lufkin and Jenrette Securities Corporation ("DLJSC") in connection with offers and sales of Offered Securities related to market-making transactions by and through DLJSC, at negotiated prices related to prevailing market prices at the time of sale or otherwise. DLJSC may act as principal or agent in such transactions.

                                 LEGAL MATTERS

     Unless otherwise indicated in the applicable Prospectus Supplement, the validity of the Offered Securities will be passed upon for the Company by Debevoise & Plimpton, New York, New York. Debevoise & Plimpton from time to time provides legal services to the Company and its subsidiaries.

                                    EXPERTS

     The consolidated financial statements and consolidated financial statement schedules of the Company as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997 have been incorporated by reference herein and in the Registration Statement in reliance upon the report of Price Waterhouse LLP, independent certified public accountants, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

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JULY   , 2000

                           [AXA FINANCIAL, INC. LOGO]

                                     [LOGO]

                                  $400,000,000

                                % SENIOR NOTES DUE

                   ------------------------------------------

                             PROSPECTUS SUPPLEMENT
                   ------------------------------------------

                          DONALDSON, LUFKIN & JENRETTE
                         BANC OF AMERICA SECURITIES LLC
                             CHASE SECURITIES INC.
                           CREDIT SUISSE FIRST BOSTON
                                UBS WARBURG LLC
                         BANC ONE CAPITAL MARKETS, INC.
                               ROBERTSON STEPHENS
                              SALOMON SMITH BARNEY

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     WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE YOU
WRITTEN INFORMATION OTHER THAN THIS PROSPECTUS SUPPLEMENT AND THE ATTACHED PROSPECTUS OR TO MAKE REPRESENTATIONS AS TO MATTERS NOT STATED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. YOU MUST NOT RELY ON UNAUTHORIZED INFORMATION. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ATTACHED PROSPECTUS NOR ANY SALES MADE HEREUNDER AFTER THE DATE OF THIS PROSPECTUS SUPPLEMENT SHALL CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR THE AFFAIRS OF THE COMPANY HAVE NOT CHANGED SINCE THE DATE HEREOF.

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